UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

            Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Dan River Inc.
_________________________________________________________________
(Name of Issuer)

Class A Common Stock

_________________________________________________________________
(Title of Class of Securities)

235774 10 6
_______________________________
(CUSIP Number)

Joseph P. Cresta
Metropolitan Life Insurance Company
4100 Boy Scout Boulevard
Tampa, Florida  33607

(813) 801-2062

_________________________________________________________________

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

April 7, 2000
_________________________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box / /

Check the following box if a fee is being paid with the statement / /(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1. NAME OF REPORTING PERSONS
S.S. OR I.R.S.. IDENTIFICATION NO. OF ABOVE PERSON
MetLife, Inc.
(I.R.S. No. 13-4075851)

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) / / N/A
(b) / /

3. SEC USE ONLY

4. SOURCE OF FUNDS*
  00 (See Item 3)

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e) N/A                     /  /

6. CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

-----------------------------------------------------------
|NUMBER OF       | (7) SOLE VOTING POWER                  |
|SHARES          |       None                             |
|BENEFICIALLY    | (8) SHARED VOTING POWER                |
|OWNED BY        |       None                             |
|EACH            | (9) SOLE DISPOSITIVE POWER             |
|REPORTING       |       None                             |
|PERSON          | (10) SOLE DISPOSITIVE POWER            |
|WITH            |       None                             |
|(7 - 10)        |                                        |
-----------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,708,723

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*  /  /   N/A

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
34.1% equity interest / 23.3% voting power

14. TYPE OF REPORTING PERSON*
HC

*SEE INSTRUCTIONS BEFORE FILLING OUT



1. NAME OF REPORTING PERSONS
S.S. OR I.R.S.. IDENTIFICATION NO. OF ABOVE PERSON
Metropolitan Life Insurance Company
(I.R.S. No. 13-5581829)

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) / / N/A
(b) / /

3. SEC USE ONLY

4. SOURCE OF FUNDS*
  00 (See Item 3)

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e) N/A                     /  /

6. CITIZENSHIP OR PLACE OF ORGANIZATION
New York

-----------------------------------------------------------
|NUMBER OF       | (7) SOLE VOTING POWER                  |
|SHARES          |       None                             |
|BENEFICIALLY    | (8) SHARED VOTING POWER                |
|OWNED BY        |       None                             |
|EACH            | (9) SOLE DISPOSITIVE POWER             |
|REPORTING       |       None                             |
|PERSON          | (10) SOLE DISPOSITIVE POWER            |
|WITH            |       None                             |
|(7 - 10)        |                                        |
-----------------------------------------------------------


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,708,723

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*  /  /   N/A

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
34.1% equity interest / 23.3% voting power

14. TYPE OF REPORTING PERSON*
IC

*SEE INSTRUCTIONS BEFORE FILLING OUT




1. NAME OF REPORTING PERSONS
S.S. OR I.R.S.. IDENTIFICATION NO. OF ABOVE PERSON
23RD Street Investments, Inc.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) / / N/A
(b) / /

3. SEC USE ONLY

4. SOURCE OF FUNDS*
  00 (See Item 3)

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e) N/A                      /  /

6. CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

-----------------------------------------------------------
|NUMBER OF       | (7) SOLE VOTING POWER                  |
|SHARES          |       6,708,723                        |
|BENEFICIALLY    | (8) SHARED VOTING POWER                |
|OWNED BY        |       N/A                              |
|EACH            | (9) SOLE DISPOSITIVE POWER             |
|REPORTING       |       6,708,723                        |
|PERSON          | (10) SOLE DISPOSITIVE POWER            |
|WITH            |       N/A                              |
|(7 - 10)        |                                        |
-----------------------------------------------------------


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,708,723

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*  /  /   N/A

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
34.1% equity interest / 23.3% voting power

14. TYPE OF REPORTING PERSON*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT




1. NAME OF REPORTING PERSONS
S.S. OR I.R.S.. IDENTIFICATION NO. OF ABOVE PERSON
Mezzanine Investment Limited Partnership-BDR

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) / / N/A
(b) / /

3. SEC USE ONLY

4. SOURCE OF FUNDS*
  00 (See Item 3)

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e) N/A                      /  /

6. CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

-----------------------------------------------------------
|NUMBER OF       | (7) SOLE VOTING POWER                  |
|SHARES          |       6,708,723                        |
|BENEFICIALLY    | (8) SHARED VOTING POWER                |
|OWNED BY        |       N/A                              |
|EACH            | (9) SOLE DISPOSITIVE POWER             |
|REPORTING       |       6,708,723                        |
|PERSON          | (10) SOLE DISPOSITIVE POWER            |
|WITH            |       N/A                              |
|(7 - 10)        |                                        |
-----------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,708,723

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*  /  /   N/A

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
34.1% equity interest / 23.3% voting power

14. TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT




This Statement relates to the Class A Common Stock ("Class A Common Stock") of Dan River Inc. ("Dan River"), a Georgia corporation, that has its principal executive offices at 2291 Memorial Drive, Danville, Virginia 24541, telephone (804) 779-7000. This statement amends the Schedule 13D Statement of Metropolitan Life Insurance Company in respect of the issuer dated November 19, 1997 by amending and restating Items 2, 3, 5 and 7 in their entirety, as follows:


Item 2.	Identity and Background.

2 (a-c).

I.	Filing Parties:

	This Statement is filed on behalf of MetLife, Inc. ("MLINC"), Metropolitan Life Insurance Company ("MetLife"), 23rd Street Investments, Inc. ("23rd Street") and Mezzanine Investment Limited Partnership - BDR ("MILP-BDR"). MLINC, a Delaware corporation with its principal office and business at One Madison Avenue, New York, NY, 10010-3690, is a holding company which owns all of the issued and outstanding shares of common stock of MetLife. MetLife, a New York corporation with its principal office and business at One Madison Avenue, New York, NY 10010-3690, is a stock life insurance company which together with its subsidiaries principally provides life insurance and annuity products and pension, pension-related and investment-related services to individuals, corporations and other institutions. 23rd Street, incorporated in the State of Delaware with its principal business address at One Madison Avenue, New York, New York 10010-3690, is a holding company and is the general partner to MILP-BDR and a number of other partnerships in which MetLife has investments. MILP-BDR is a limited partnership organized in the State of Delaware with its principal business address at One Madison Avenue, New York, New York 10010-3690 whose only asset is the Class A Common Stock. Each of MLINC, MetLife, 23rd Street and MILP-BDR may sometimes be referred to herein as a "Filing Party" and collectively as the "Filing Parties".

II.	Control Relationships

	MLINC is not controlled by any person or persons. MetLife is a wholly owned subsidiary of MLINC. 23rd Street is a wholly owned subsidiary of MetLife. MILP-BDR is a limited partnership in which MetLife is a limited partner with a 99% partnership interest and 23rd Street is the general partner with a 1% partnership interest.

III.	Executive Officers and Directors

	Information concerning the Executive Officers and Directors of MLINC, MetLife and 23rd Street is included in Exhibit A hereto and is incorporated by reference herein.




2(d).	Criminal Proceedings

	During the last five years, none of the Filing Parties nor any executive officer or director of the Filing Party has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

2(e).	Civil Securities Law Proceedings

	During the last five years, none of the Filing Parties nor any executive officer or director of any Filing Party has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

2(f).	Citizenship

	See Exhibit A


Item 3.	Source and Amount of Funds or Other Consideration

	On April 7, 2000, MetLife converted from a mutual life insurance company to a stock life insurance company and became a wholly-owned subsidiary of MLINC, a Delaware corporation. MLINC acquired indirect ownership of the Class A Common Stock by virtue of its ownership of its wholly-owned subsidiary MetLife.


Item 5.	Interest in Securities of the Issuer

(a)	Each Filing Party is the beneficial owner of 6,708,723
shares of Class A Common Stock which represents a 34.1% equity interest and a 23.3% voting interest in Dan River.

(b)	Sole voting power with respect to the Class A Common Stock
is held by 23rd Street.

(c)	In the 60 days prior to the date of the filing of this
Statement, none of the Filing Parties nor, to the best knowledge of the Filing Parties, any of their respective directors and executive officers has effected any transactions in the shares, other than those described herein.

(d) 	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Class A Common Stock.

(e)  Not applicable.



Item 7.	Material to be Filed as Exhibits

Exhibit A - Information relating to the Executive Officers and
Directors of MLINC, MetLife and 23rd Street

Exhibit B - Agreement Required for Joint Filing under Rule 13d-1
(k)(1)



	Signature

	After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                        MetLife, Inc.


                        By: /s/ Gwenn L. Carr
                              Gwenn L. Carr
                              Vice President and Secretary


                        Metropolitan Life Insurance Company


                        By: /s/Joseph P. Cresta
                              Joseph P. Cresta
                              Vice President


                        23rd Street Investments, Inc.


                        By: /s/Richard Clarke
                              Richard Clarke
                              Vice President and Secretary


                        Mezzanine Investment Limited
                        Partnership - BDR


                        By:   23rd Street Investments, Inc.,
                              as general partner


                        By: /s/Richard Clarke
                              Richard Clarke
                              Vice President and Secretary



EXHIBIT A

DIRECTORS AND EXECUTIVE OFFICERS OF MLINC and METROPOLITAN LIFE
INSURANCE COMPANY

Set forth below is the name and present principal occupation or employment of each director and executive officer of MLINC and MetLife. Except as set forth below, each present principal business address of MLINC and MetLife is One Madison Avenue, New York, NY 10010-3690. Each
 person listed below is a citizen of the United States, except for Mr. Tweedie who is a citizen of the United States and Canada.


DIRECTORS

Name And Business Address          Principal Occupation or Employment
-------------------------          ----------------------------------

Curtis H. Barnette                 Of Counsel, Skadden, Arps, Slate,
Skadden, Arps, Slate,              Meagher and Flom, LLP (Law Firm)
Meagher & Flom, LLP
1440 New York Avenue, N.W.
Washington, DC  20005-2111

Robert H. Benmosche                Chairman of the Board, President
                                   and Chief Executive Officer

Gerald Clark                       Vice-Chairman of the Board and
                                   Chief Investment Officer

Joan Ganz Cooney                   Chairman, Executive Committee
Children's Television Workshop     Children's Television Workshop
One Lincoln Plaza                     (Broadcasting)
New York, New York 10023


Burton A. Dole, Jr.                Retired Chairman, President and
P. O. Box 208                      Chief Executive Officer, Puritan
Pauma Valley,                      Bennett (medical device
California  92061                           manufacturing)


James R. Houghton                  Chairman of the Board Emeritus,
Corning Incorporated               Corning Incorporated
80 East Market Street
2nd Floor, Corning,
New York, New York  14830

Harry P. Kamen                     Retired Chairman of the Board and
Metropolitan Life Insurance Co     Chief Executive Officer
200 Park Avenue, Suite 5700
New York, New York  10166

Helene L. Kaplan                   Of Counsel, Skadden, Arps, Slate,
Skadden, Arps, Slate,              Meagher and Flom, LLP (Law Firm)
Meagher & Flom, LLP
919 Third Avenue
New York, New York  10022

Charles M. Leighton                Retired Chairman and Chief Executive
P. O. Box 247                      Officer,CML Group, Inc. (exercise
Bolton, MA  01740                  and leisure products)


Allen E. Murray                    Retired Chairman of the Board and
Mobil Corporation                  Chief Executive Officer, Mobil
375 Park Avenue, Suite 2901        Corporation (Petroleum refining)
New York, New York  10152

Stewart G. Nagler                  Vice-Chairman of the Board and Chief
                                   Financial Officer

John J. Phelan, Jr.                Retired Chairman and Chief Executive
P. O. Box 312                      Officer, New York Stock Exchange,Inc.
Mill Neck, New York  11765

Hugh B. Price                      President and Chief Executive
National Urban League, Inc.        Officer, National Urban League, Inc.
500 East 62nd Street
New York, New York  10005

Ruth J. Simmons, Ph.D.             President, Smith College
Smith College
College Hall 20
Northampton, MA  01063

William G. Steere, Jr.             Chairman of the Board and Chief
Pfizer Inc.                        Executive Officer, Pfizer Inc.
235 East 42nd Street
New York, New York  10017


Executive Officers
(Who are not Directors)

Name                               Principal Occupation or Employment
----                               ----------------------------------

Gary A. Beller                     Senior Executive Vice-President and
                                   General Counsel

James M. Benson                    President, Individual Business;
                                   Chairman, Chief Executive Officer
                                   And President, New England Life
                                   Insurance Company

C. Robert Henrikson                President, Institutional Business

Richard A. Liddy                   Senior Executive Vice-President

Catherine A. Rein                  Senior Executive Vice-President;
                                   President and Chief Executive
                                   Officer, Metropolitan Property and
                                   Casualty Insurance Company

William J. Toppeta                 President, Client Services; Chief
                                   Administrative Officer

John H. Tweedie                    Senior Executive Vice-President

Lisa M. Weber                      Executive Vice-President - Human
                                   Resources

Judy E. Weiss                      President, MetLife Bank

The directors and officers of 23rd Street Investments, Inc. are listed below, together with information with respect to their principal occupations and citizenship as required by General Instruction C of Schedule D. The principal business address of 23rd Street Investments, Inc. is One Madison Avenue, New York, New York 10010-3690.

Jeffrey J. Hodgman
Chairman of the Board
Citizenship USA

Charles E. Symington
President
Citizenship USA

Steven J. Brash
Assistant Vice-President
Citizenship USA

Leo R. Brown
Assistant Vice-President
Citizenship USA

Francis M. Donnantuono
Vice-President
Citizenship USA

Gregory M. Harrison
Assistant Vice-President
Citizenship USA

Thomas C. Hoi
Vice-President and Secretary
Citizenship USA

James D. Kennedy
Controller
Citizenship USA

Michael J. Mazzola
Vice-President
Citizenship USA

Jonathan L. Rosenthal
Vice-President and Assistant Treasurer
Citizenship USA

Jane C. Weinberg
Assistant Secretary
Citizenship USA




EXHIBIT B

AGREEMENT REQUIRED FOR JOINT FILING UNDER RULE 13d-1 (k)(1)
November 15, 2000

Re: Statement on Schedule 13D under the Securities Exchange Act of 1934 Relating to Class A Common Stock of Dan River Inc.

	Each of the undersigned understands, consents and agrees that the above-referenced Statement on Schedule 13D is filed on behalf of each of the undersigned and that this letter shall be attached as an exhibit to such Statement.

                             METLIFE, INC.

                             By:/s/
                              Gwenn L. Carr
                              Vice President and Secretary

                              METROPOLITAN LIFE INSURANCE COMPANY

                              By:/s/Joseph P. Cresta
                               Joseph P. Cresta
                               Vice President

                              23RD STREET INVESTMENTS, INC.

                              By:/s/Richard Clarke
                               Richard Clarke
                               Vice President & Secretary

                              MEZZANINE INVESTMENT LIMITED
                              PARTNERSHIP - BDR

                              By:  23rd Street Investments, Inc.,
                                   as general partner


                              By:/s/Richard Clarke
                               Richard Clarke
                               Vice President & Secretary






November 15, 2000




Cusip No. 2357741069